FOR IMMEDIATE RELEASE

EXHIBIT 1

March 10, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Corporate Planning Department
Tel: (TOKYO) +81-3-3348-2424
E-mail: info-ir@nissin-f.co.jp

Notice of Stock Split (Free Share Distribution)

Nissin Co.,Ltd. (“the Company”) hereby informs you that the Board of Directors at its meeting held on March 10, 2003, adopted a resolution regarding a stock split (free share distribution) as described below.

1.  Purpose of the Stock Split

The Company is conducting this stock split with the goal of enhancing the liquidity of its shares and increasing the number of shareholders by reducing the amount required for investors to invest in the Company.

2.  Outline of the Stock Split

The Company’s one common share will be split into two shares as of Tuesday, May 20, 2003, in the following manner:

(1)  Splitting method

The Company will make a two-for-one stock split for all the shares owned by the shareholders recorded in the final register of shareholders as of Monday, March 31, 2003 and shareholders stated or recorded in the register of beneficial shareholders as of Monday, March 31, 2003.

(2)  Increase in the number of shares due to the stock split

The increase in the number of shares of the Company will be the number of shares outstanding as of the end of Monday, March 31, 2003, multiplied by one.

(3)  Timetable

Date of record for the stock split: Monday, March 31, 2003
Effective date: Tuesday, May 20, 2003

3.  Date deemed to be the first date of ownership of the new shares from the stock split for the purpose of dividend calculation.

Tuesday, April 1, 2003

4.  Any other matters required for the stock split will be decided at a subsequent meeting of the Board of Directors.

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1.	The increase in the number of shares due to the stock split is not specified above because the number of shares outstanding might increase prior to the close of the date of record for the stock split as a result of possible conversions of convertible bonds and possible exercises of acquisition rights and stock options.

2.	The number of outstanding shares of the Company after the stock split will be calculated on the basis of the number of shares outstanding as of March 10, 2003, as follows:

(1)	Total number of shares outstanding as of March 10, 2003: 66,312,028

(2)	Increase in the number of shares due to the stock split: 66,312,028

(3)	The number of shares outstanding after the stock split: 132,624,056

3.	This stock split shall not result in any capital increase. The Company’s capital stock as of March 10, 2003, is ¥6,610,823,005.

4.	As the stock split becomes effective on May 10, 2003, it has no effect on the year-end dividend (¥8.50 per share including the memorial dividend amount) stated in the notice, dated February 20, 2003, of the year-end dividends for the year ending March 31, 2003 (44th fiscal term). With regard to dividends starting for the next fiscal year, the Company intends to comprehensively consider its future business development.

5.	Along with the stock split, on and after April 1, 2003, the Company will adjust, as shown in the table below, the conversion price for its 3rd unsecured convertible bonds, as well as the exercise price for its 4th unsecured bonds with acquisition rights and its stock options.

	Conversion	Conversion
	(Exercise) price	(Exercise) price
Issue name	after adjustment	before adjustment

3rd unsecured convertible bonds	¥785.00	¥1,570.00
4th unsecured bonds with acquisition rights	¥577.50	¥1,155.00
Stock options	¥498.00	¥995.50